-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              Amendment No. 4 to
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                      and

                              Amendment No. 4 to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                           ------------------------

                         BEN & JERRY'S HOMEMADE, INC.
                      (Name of Subject Company (Issuer))

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                     (Names of Filing Persons (Offerors))

                Class A Common Stock, Par Value $.033 Per Share
        (including the associated Class A Common Stock Purchase Rights)
                Class B Common Stock, Par Value $.033 Per Share
        (including the associated Class B Common Stock Purchase Rights)
                       (Titles of Classes of Securities)

                                   081465106
                                   081465205
                   (CUSIP Numbers of Classes of Securities)

                           ------------------------

                            Ronald M. Soiefer, Esq.
                                 Conopco, Inc.
                                390 Park Avenue
                              New York, NY 10022
                                (212) 888-1260
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                 MAY 16, 2000
                           ------------------------

-------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to   [ ] issuer tender-offer subject to
    Rule 14d-1.                               Rule 13e-4.

[ ] going private transaction subject     [X] amendment to Schedule 13D under
    to Rule 13e-3.                            Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on April 18, 2000, as amended by Amendments No. 1 through No. 3, with respect to their offer to purchase all the outstanding shares of Class A Common Stock, par value $.033 per share, together with the associated Class A Common Stock Purchase Rights, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and all the outstanding shares of Class B Common Stock, par value $.033 per share, together with the associated Class B Common Stock Purchase Rights, of the Company, as set forth in this Amendment No. 4. This Amendment No. 4 also constitutes Amendment No. 4 to the
Schedule 13D, originally filed on April 18, 2000, as previously amended, by Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

Item 8.   Interest in Securities of the Subject Company.

          On May 16, 2000 Unilever, through a subsidiary, issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11.  Additional Information.

          On May 16, 2000 Unilever, through a subsidiary, issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2000

                                   VERMONT ALL NATURAL EXPANSION COMPANY,

                                    by

                                        /s/ Mart Laius
                                        ------------------------------------
                                        Name: Mart Laius
                                        Title:   Vice President

                                   CONOPCO, INC.,

                                    by

                                        /s/ Mart Laius
                                        ------------------------------------
                                        Name: Mart Laius
                                        Title: Vice President

                                   UNILEVER N.V.,

                                    by

                                        /s/ Mart Laius
                                        -----------------------------------
                                        Name: Mart Laius*


                                    * By Power of Attorney

                                 EXHIBIT INDEX


           Exhibit No.        Exhibit Name
           ----------         ------------

           (a)(11)            Text of Press Release dated May 16, 2000.

                                                            EXHIBIT 99.(a)(11)


                              UNILEVER COMPLETES
                      BEN & JERRY'S HOMEMADE TENDER OFFER
                 ---------------------------------------------

NEW YORK, NY May 16, 2000 -- Unilever today announced that its tender offer through a subsidiary to acquire all of the outstanding shares of Class A and Class B common stock of Ben & Jerry's Homemade, Inc. at a purchase price of $43.60 per share in cash expired at 12:00 midnight on Monday, May 15, 2000. Approximately 5.7 million shares (or 89% of the outstanding shares) of the Class A common stock, and approximately 714 thousand shares (or 90% of the outstanding shares) of Class B common stock were validly tendered and accepted for payment. Payment for such shares will be made promptly.

In addition, Unilever has received Notices of Guaranteed Delivery with respect to approximately 176 thousand shares (or 3% of the outstanding shares) of Class A common stock, and approximately 18 thousand shares (or 2% of the outstanding shares) of Class B common stock. Pursuant to the terms of the tender offer, shares of common stock listed in a Notice of Guaranteed Delivery must be validly tendered within 3 trading days following the delivery of such notice in order to be accepted for payment. Any shares of Class B Common Stock not validly tendered pursuant to the tender offer will be automatically converted into shares of Class A common stock as of May 25.

Unilever will now proceed to acquire the remaining outstanding shares of common stock of Ben & Jerry's Homemade, Inc. through a second-step merger in which shares of common stock not purchased in the tender offer will be converted, upon completion of the merger, into the right to receive $43.60 per share in cash.

Unilever and Ben & Jerry's Homemade, Inc. entered into a definitive merger agreement on April 11, 2000 whereby a subsidiary of Unilever United States, Inc. would acquire all of the outstanding shares of common stock of Ben & Jerry's Homemade, Inc. for a cash price of $43.60 per share.

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with sales close to $45 billion. It produces and markets a wide range of foods, home and personal care products. Unilever operates in 88 countries around the globe and employs 255,000 people.

In the United States, Unilever sales exceeded $8 billion in 1999. It employs 21,000 people and has 65 offices and manufacturing sites in 23 states. Two of Unilever's 12 global Business Groups are headquartered in the United States. Some of their major products are: Foods - North America: Lipton teas, soups, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings and specialty sauces; Imperial, Promise, Country Crock, "I Can't Believe It's Not Butter!", Brummel & Brown spreads and sprays; Ragu pasta and pizza sauces; Five Brothers premium pasta sauces; Klondike, Good-Humor, Popsicle and Breyers ice cream products, and Gorton's frozen seafood products. Unilever Home and Personal Care - North America: Wisk, all and Surf laundry detergents; Snuggle and Final Touch fabric softeners; Sunlight dish detergents; Lever 2000, Caress, Dove and Shield bar soaps; Pond's and Vaseline skin care products; Q-tips cotton swabs and cotton balls; Mentadent, Aim, Close-up and Pepsodent oral care products; Degree, Suave and Brut deodorant/toiletry products; Finesse, Salon Selectives, Suave, ThermaSilk, Aqua Net and Rave hair care products; and Calvin Klein and Elizabeth Arden cosmetic and fragrance products. In addition, DiverseyLever, a global professional cleaning business, operates in North America, supplying professional cleaning materials and services to institutional and industrial markets.

Contact:

Unilever

John T. Gould, Jr., 212/906-4694